Exhibit 99.1

VOTING RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FCA N.V. HELD
ON THURSDAY APRIL 16, 2015

As of March 19, 2015 - the record date for the AGM - the Company’s outstanding share capital amounted to 1,287,276,952 common shares and 408,941,767 special voting shares, each share having a nominal value of one eurocent, including at that date 18,962,629 special voting shares held by the Company. Each share carries one vote. In total, 1,677,256,090 votes could be validly cast.
At the AGM 758,649,945 common shares, constituting 58.93% of all outstanding common shares and 389,764,220 special voting shares, constituting 99.94% of all outstanding special voting shares in the capital of the Company as of the record date were present or represented at the meeting. In total, 68.47% of all outstanding shares (common and special) in the capital of the Company were present or represented at the meeting. The total number of voting rights at the meeting amounted to 1,148,414,165.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the vote on the proposals discussed at the meeting is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN
2.d	1,144,831,781	99.90	1,169,997	0.10	1,146,001,778	2,412,387
2.e	1,144,090,916	99.82	2,020,093	0.18	1,146,111,009	2,303,156
3.a	973,666,107	84.96	172,409,444	15.04	1,146,075,551	2,338,614
3.b	1,133,608,149	98.92	12,406,226	1.08	1,146,014,375	2,399,790
4.a	1,143,630,065	99.88	1,379,577	0.12	1,145,009,642	3,404,523
4.b	1,141,312,914	99.57	4,913,539	0.43	1,146,226,453	2,187,712
4.c	1,141,183,610	99.57	4,945,751	0.43	1,146,129,361	2,197,857
4.d	1,144,820,289	99.88	1,387,324	0.12	1,146,207,613	2,206,552
4.e	1,137,862,548	99.27	8,345,716	0.73	1,146,208,264	2,205,901
4.f	1,143,632,010	99.88	1,376,190	0.12	1,145,008,200	2,205,965
4.g	1,143,413,607	99.88	1,323,869	0.12	1,144,737,476	2,476,689
4.h	1,096,313,409	95.75	48,691,496	4.25	1,145,004,905	2,209,260
4.i	1,109,810,822	96.93	35,205,783	3.07	1,145,016,605	2,197,560
5	1,146,145,308	99.99	135,759	0.01	1,146,145,444	2,133,098
6.a	925,317,340	80.81	219,679,080	19.19	1,144,996,420	2,217,745
6.b	919,898,350	80.26	226,192,004	19.74	1,146,090,354	2,323,811
7	1,142,763,075	99.71	3,282,905	0.29	1,146,045,980	2,368,185